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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52858

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WRIGHT BROTHERS & CO., INC.

OFFICIAL USE ONLY
104393
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37 Pinner Lane
(No. and Street)

Stamford (City) CT (State) 06903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles M. Wright 1-800-246-4410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Weiss & Company, PC
(Name – *if individual, state last, first, middle name*)

98 Mill Plain Road (Address) Danbury (City) CT (State) 06811 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles M. Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wright Brothers & Co., Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charles M. Wright
Signature

President
Title

Thomas E. McGeady
Notary Public

THOMAS E. McGEADY
Notary Public, State of New York
No. 01MC6061924
Qualified in Bronx County
Commission Expires July 23, 20 05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISS & COMPANY, PC

CERTIFIED PUBLIC ACCOUNTANTS

98 MILL PLAIN ROAD, PENTHOUSE SUITE 4B
DANBURY, CONNECTICUT 06811
PHONE: 203-797-9681 FAX: 203-744-7890

704 ROUTE 6, MAHOPAC, NEW YORK 10541

Board of Directors
Wright Brothers & Co., Inc.

We have audited the accompanying Focus Form X-17A-5 of Wright Brothers & Co., Inc. as of December 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wright Brothers & Co., Inc. as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.



Weiss & Company
Certified Public Accountants

Danbury, Connecticut
March 2, 2005

WEISS & COMPANY, PC

CERTIFIED PUBLIC ACCOUNTANTS

98 MILL PLAIN ROAD, PENTHOUSE SUITE 4B
DANBURY, CONNECTICUT 06811
PHONE: 203-797-9681 FAX: 203-744-7890

704 ROUTE 6, MAHOPAC, NEW YORK 10541

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING BASED ON AN AUDIT OF FINANCIAL STATEMENTS PERFORMED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDTING STANDARDS

Wright Brothers & Co., Inc.
Stamford, Connecticut

We have audited the financial statements of Wright Brothers & Co., Inc. as of the year ended December 31, 2004, and have issued our report thereon dated March 2, 2005. We conducted our audit in accordance with auditing standards generally accepted in the United States of America.

In planning and performing our audit, we considered Wright Brothers & Co., Inc. internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control over financial reporting. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no mattes involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

This report is intended solely for the information and use of the Board of Directors and management of Wright Brothers & Co., Ind., and is not intended to be and should not be used by anyone other than these specified parties.



Weiss & Company, P.C.
March 2, 2005

ASSETS

Consolidated ○ [0198] Unconsolidated ○ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	15,013 [0200]		15,013 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	525 [0680]	525 [0920]
11. Other assets	[0535]	3,300 [0735]	3,300 [0930]
12. **TOTAL ASSETS**	15,013 [0540]	3,825 [0740]	18,838 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	1,600 [1205]	[1385]	1,600 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	1,600 [1230]	0 [1450]	1,600 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ____ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	1,000 [1792]
	C. Additional paid-in capital	50,755 [1793]
	D. Retained earnings	-34,517 [1794]
	E. Total	17,238 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	17,238 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	18,838 [1810]

WRIGHT BROTHERS & CO., INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

Note #1 – Significant Accounting Principles

The company was formed on September 12, 1991, and currently acts as a general securities dealer.

Furniture, fixtures and equipment are carried at cost, less accumulated depreciation computed principally on accelerated methods over estimated useful lives of approximately 5 y ears. As of December 31, 2004, depreciation expense amounted to $294.

Note #2 – Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital may fluctuate on a daily basis. At December 31, 2004 the Company had net capital requirements of $13,307 and $106, respectively.

Note #3 – Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences in net capital under Rule 15c3-1 between the annual audited Focus Part 111 and the unaudited focus files as of the same date.

Note #4 – Income Tax

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, where income is note taxable to the Company, but is instead taxed proportionately to its stockholders.

State Income taxes have been accrued or paid and are reflected as such in these financial statements.

Note #5 – Reconciliation of Unaudited Financial Statements to Audited Financial Statements

Net income 12/31/04 (unaudited)	$ 367
Reverse accrual of 12/31/03 audit fee	1,750
Accrual 12/31/04 audit fee	(1,600)
Record depreciation expense – 12/31/04	(210)
Net increase (audited)	$ 307

Note #6 – Material Inadequacies

We found no existences of material inadequacies since the date of our last audit December 31, 2003.